April 15, 2016

Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Albemarle Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-12658

Dear Mr. O’Brien:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2016 in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2015, filed on February 29, 2016 (the “2015 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 3

1.
We note that your Performance Chemicals segment accounted for approximately 44% of your net sales in 2015. Within the segment, you have distinguished three product categories and several product lines within the categories. Please tell us how you evaluated whether the products in a product category are a class of similar products for purposes of Item 101(c)(i) of Regulation S-K. If any class of similar products within the Performance Chemicals segment or other segments accounted for 10 percent or more of your consolidated revenue in any of the last three fiscal years, please state the amount or percentage of total revenue contributed by that class of similar products.

Response

In response to the Staff’s comment, the three product categories within our Performance Chemicals segment are organized primarily by the unique base materials used to produce the various products, and by the similar resources utilized for sales and production of the products within each category. As such, we have determined the product lines can be grouped into the three product categories based on these criteria for purposes of Item 101(c)(i) of Regulation S-K.
Both the Bromine and Lithium product categories had revenue greater than 10 percent of consolidated revenue in 2015, as well as in 2014 and 2013 with respect to the Bromine product category. We respectfully advise the Staff that the amount of revenue by product category for the last three fiscal years is included in Note 25, “Segment and Geographic Area Information” on page 114 of our 2015 Form 10-K. In future Form 10-K filings, we will reference this disclosure in Item 1. Business.

Mr. Terence O'Brien
April 15, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Summary of Critical Accounting Policies and Estimates, page 44

Pension Plans and Other Postretirement Benefits, page 46

2.
We note your disclosure stating that, during 2015, you made changes to assumptions related to discount rates and expected rates of return on plan assets. Please expand your disclosure to explain the reasons why your weighted-average expected rate of return on foreign pension plan assets increased to 5.63% in 2015 from 4.00% in 2014.

Response

In response to the Staff’s comment, the weighted-average expected rate of return on foreign pension plan assets increased to 5.63% in 2015 from 4.00% in 2014 due to a change in the concentration of geographic location for foreign pension plan assets. Specifically, the expected rate of return in 2015 is due to a higher concentration of pension plan assets in the U.K., where a majority of the investments are global equity securities with higher expected rates of return.

In future filings we will expand our disclosure appropriately to explain the reasons for material variances in our estimated rates used to value the benefit obligations and the performance of plan assets.

***

We acknowledge that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (225) 388-7536.

Sincerely,

ALBEMARLE CORPORATION

/s/ Luther C. Kissam IV
Luther C. Kissam IV
President, Chief Executive Officer and Director

cc:    Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

Tracie Mariner
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Mr. Terence O'Brien
April 15, 2016

Kathryn McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Karen G. Narwold
Senior Vice President, General Counsel, Corporate and Government Affairs, Corporate Secretary
Albemarle Corporation

Scott A. Tozier
Senior Vice President, Chief Financial Officer
Albemarle Corporation

Donald J. LaBauve, Jr.
Vice President, Corporate Controller and Chief Accounting Officer
Albemarle Corporation